Dated September 9, 2026 Registration Statement No. 333-277297-01 Relating to Preliminary Prospectus Supplement dated September 9, 2026 and Prospectus dated January 6, 2026

$400,000,000 5.250% NOTES DUE 2032

Issuer:	Simon Property Group, L.P.
Legal Format:	SEC Registered
Expected Ratings*:	A3 (Positive) / A (Stable) (Moody’s/S&P)
Size:	$400,000,000
Maturity Date:	February 15, 2032
Coupon (Interest Rate):	5.250% per annum
Interest Payment Dates:	February 15 and August 15, commencing on February 15, 2027
Benchmark Treasury:	4.375% due August 31, 2031
Benchmark Treasury Price and Yield:	99-00 / 4.602%
Spread to Benchmark Treasury:	+65 basis points
Yield to Maturity:	5.252%
Initial Price to Public:	99.995% plus accrued interest from September 16, 2026 if settlement occurs after that date
Redemption Provision:	Make-whole call prior to January 15, 2032 based on U.S. Treasury +10 basis points or at par on or after January 15, 2032
Settlement Date**:	T+5; September 16, 2026
CUSIP / ISIN:	828807 EC7 / US828807EC76
Joint Book-Running Managers:	J.P. Morgan Securities LLC
Mizuho Securities USA LLC
PNC Capital Markets LLC
Wells Fargo Securities, LLC
BBVA Securities Inc.
Citigroup Global Markets Inc.
Natixis Securities Americas LLC
RBC Capital Markets, LLC
TD Securities (USA) LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
Co-Managers:	Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. M&T Securities, Inc.

Use of Proceeds:	The Issuer intends to use the net proceeds of the offering to fund the repayment of all or a portion of its $750 million outstanding principal amount of its 3.250% notes due 2026, and to use any remaining net proceeds for general business purposes, including to repay other unsecured indebtedness.

The Issuer has concurrently priced $400,000,000 aggregate principal amount of 5.650% senior unsecured notes due 2036.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes prior to the first business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes before the first business day prior to the settlement date should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you make a decision to invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by contacting J.P. Morgan Securities LLC collect at 1-212-834-4533; Mizuho Securities USA LLC toll-free at 1-866-271-7403; PNC Capital Markets LLC toll-free at 1-855-881-0697; or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another electronic messaging system.

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